UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41796

NATURE WOOD GROUP LIMITED

(Registrant’s Name)

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Changes in Directors and Officers

The board (“Board”) of directors of Nature Wood Group Limited (the “Company”) announces that the following directors and officers have notified the Company of their resignations from their respective positions, effective as of November 3, 2025:

(i)	Mr. Hok Pan SE has resigned as Director and Chairman of the Board;
(ii)	Mr. Zhihua LIANG has resigned as Director and Senior Consultant;
(iii)	Mr. Kam Pang CHIM has resigned as Chief Financial Officer; and
(iv)	Mr. Hubei SONG has resigned as Chief Executive Officer.

The resignations were not the result of any disagreement with the Company.

The Board has appointed the following individuals to serve as directors and officers of the Company in their respective capacities, effective as of November 3, 2025:

(i)	Ms. Liying WANG, has been appointed as Director and Chief Executive Officer;
(ii)	Ms. Hong WANG, has been appointed as Director and Chief Financial Officer; and
(iii)	Mr. Zhilin CAI, has been appointed as Chief Strategy Officer.

Set forth below is certain biographical information regarding the background and experience of Ms. Liying WANG, Ms. Hong WANG and Mr. Zhilin CAI:

Ms. Liying WANG (“Ms. LY Wang”) has around six years of experience in corporate management, creative design, and media operations. She is currently the general manager and a director of Chongqing Chami Culture and Media Co., Ltd., a company she founded in 2023. Prior to that, she served as the general manager of Yingbing (Shanghai) Business Management Co., Ltd. from 2022 to 2023, and as a creative design editor at Chongqing Qiuyu Culture and Media Co., Ltd. from 2019 to 2022. Ms. LY Wang holds a bachelor’s degree from Sichuan Fine Arts Institute.

Ms. Hong WANG (“Ms. H Wang”) has around seventeen years of experience in corporate finance and financial management. She has served as chief financial officer of Baishimi (Nanjing) Brand Management Co., Ltd. since 2021. From 2016 to 2020, she was the chief financial officer of Nanjing Dayu Hotpot (Huofengxiang), and from 2008 to 2015, she worked as finance staff at Jinan Tianmao Construction Engineering Co., Ltd. Ms. H Wang holds a bachelor’s degree from Shandong University.

Mr. Zhilin CAI (“Mr. Cai”) has around thirteen years of experience in enterprise management and strategic planning. He has served as the chairman of the board of Zhongzhihao Industrial Group since 2016. From 2012 to 2016, he was a distinguished expert at China Poverty Alleviation and Development Service Co., Ltd. Mr. Cai received his education from Xinyang Army Academy.

There are no arrangements or understandings between any of Ms. Liying WANG, Ms. Hong WANG, or Mr. Zhilin CAI and any other person pursuant to which such person was selected as a director or officer of the Company. There are no related party transactions between the Company and any of Ms. Liying WANG, Ms. Hong WANG, or Mr. Zhilin CAI or their immediate family members required to be disclosed under Item 7.B of Form 20-F.

The Board believes Ms. Liying WANG, Ms. Hong WANG and Mr. Zhilin CAI will bring valuable leadership to the Company. The Board extends its appreciation to the outgoing directors and officers for their contributions and welcomes the new leadership team.

A press release dated November 3, 2025 relating to these director and officer changes is furnished as Exhibit 99.1 to this Form 6-K.

EXHIBITS

Exhibit No.	Description
99.1	Press Release dated November 3, 2025, announcing changes in its Board of Directors and Officers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nature Wood Group Limited

	By:	/s/ Liying WANG
	Name:	Liying WANG
Date: November 3, 2025	Title:	Director and Chief Executive Officer